Exhibit 21.1

Subsidiaries of the Company

Subsidiary	State of Incorporation
Microtek Medical, Inc.	Delaware
Microtek Dominicana, S.A.	Dominican Republic
Microtek Medical Europe Limited	England
Microtek Medical Foreign Sales Corporation, Inc.	Virgin Islands
Microtek Medical Holding, B.V.	Netherlands
Microtek Medical B.V.	Netherlands